Exhibit (a)(6)
October 26, 2007

Form of Notice to Option Holders Regarding Deletion of a Condition to the Cash Election Right

On October 16, 2007, Community filed with the Securities and Exchange Commission and mailed to you materials advising you of a cash election right with respect to your vested and unvested options to purchase shares of Community Banks, Inc. common stock.  The merger agreement between Community and Susquehanna Bancshares, Inc. gives holders of Community stock options the right to cancel those options in exchange for cash, subject to certain conditions, instead of having those options converted into Susquehanna options.  One stated condition was that the cash election right is subject to the completion of the merger of Community into Susquehanna, as described in the joint proxy statement/prospectus that you received.  This is NOT correct.  The cash election right is not subject to completion of the merger.  Today, Community is filing with the SEC an amendment to the materials previously filed to delete this condition.  As stated in the materials, the cash election period expires at 5:00 p.m. on November 14, 2007.  Also, as stated in the materials (see page 3 of both the Notice Letter and the Additional Information Regarding the Cash Election Right), Community reserves the right to terminate the cash election right prior to the expiration of the cash election period on November 14, 2007.  In this event, Community would not accept any cash elections that had been made prior to such termination.  Community and Susquehanna anticipate that the merger will be completed on November 16, 2007.

If you desire to exercise the cash election right, your completed cancellation agreement must be received by Community no later than 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.  If your fully completed cancellation agreement is not received by that time, your election will not be recognized, and your options will be converted into Susquehanna stock options, notwithstanding your attempted election.  Please refer to the materials mailed to you for complete information about the cash election right.  Except as stated in this notice, the original materials mailed to you remain unchanged.